UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2021

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (333-228465).

On June 14, 2021, the Board of Directors of Ability Inc. (the “Company”) approved a 50% reduction in the salaries of Messrs. Anatoly Hurgin, CEO and Chairman of the Board of Directors, and Alexander Aurovsky, CTO and Director.

On June 14, 2021 the Company published an immediate report in Israel reporting the abovementioned A translated copy of the immediate report is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibits

99.1	Immediate Report dated June 14, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: July 15, 2021	By:	/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer

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